March 13, 2008

CORRESP.
Securities and Exchange Commission
Washington, D.C. 20549
MAIL STOP 7010

Re:	Lincolnway Energy, LLC
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 21, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Filed February 14, 2008
File No. 000-51764

Ladies and Gentlemen:

This letter is being submitted by Lincolnway Energy, LLC ("Lincolnway Energy") in response to the comments provided with respect to the above referenced filings under the February 20, 2008 comment letter of Terence O'Brien, Accounting Branch Chief (the "Comment Letter"). The headings and the numbered paragraphs utilized below correspond to the headings and the numbered paragraphs which are utilized in the Comment Letter for ease of reference.

Form 10-K for the Fiscal Year Ended September 30, 2007

Financial Summary and Analysis of Fiscal Year Ended September 30, 2007, page 47

1. Lincolnway Energy will comply with this comment in future filings as requested in the Comment Letter.

Financial Summary and Analysis of Fourth Quarter 2007, page 49

2. Lincolnway Energy will comply with this comment in future filings as requested in the Comment Letter to the extent the requested disclosure remains applicable with respect to Lincolnway Energy's denaturant usage. In further response to this comment, and in order to clarify Lincolnway Energy's disclosure regarding its reduction of denaturant usage, please be advised that denaturant (a type of unleaded gas) is an additive that ethanol plants are required by regulation to add to the alcohol produced. You can add denaturant up to 4.96% of volume of alcohol produced but no less than 1.96%. When unleaded gas prices started to exceed ethanol prices Lincolnway Energy reduced the usage of denaturant from the upper end of the range normally used by Lincolnway Energy (4.53%) to the lower end normally used by Lincolnway Energy (2.2%), thereby reducing the volume of denaturant used, which lowered cost of goods sold related to the cost of denaturant.

Critical Accounting Estimates and Accounting Policies, page 52

3. Lincolnway Energy will provide substantially the following critical accounting policy in future filings in response to this comment:

March 13, 2008

Revenue Recognition
Revenue from the sale of Lincolnway Energy’s ethanol and distiller’s grain is recognized at the time title and all risk of ownership transfers to the customer, which generally occurs upon shipment to the customer or when the customer picks up the product. For railcar shipments, title passes when the product is released to the common carrier and a bill of lading is produced. For truck shipments, title passes once the truck is filled and leaves the premises of Lincolnway Energy. Shipping, handling costs and marketing fees incurred by Lincolnway Energy for the sale of ethanol and distiller’s grain are included in cost of goods sold.

Lincolnway Energy’s ethanol production is sold to Renewable Products Marketing Group (RPMG). Lincolnway Energy’s ethanol is pooled with the ethanol of other ethanol producers whose ethanol is marketed by RPMG. Lincolnway Energy pays RPMG a pooling fee of $.01 per gallon of ethanol, and RPMG pays Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. The averages are calculated based upon each pool participant’s selling price and expense averaged in direct proportion to the volume of ethanol supplied by each pool participant.

Lincolnway Energy’s distiller’s grain production is sold to Hawkeye Gold, LLC. Lincolnway Energy pays Hawkeye Gold LLC a marketing fee for dried distiller’s grains equal to the greater of 2% of the FOB plant price for the dried distiller’s grain or a per-ton fee of $1.30 for the dried distiller’s grain. The marketing fee for wet distiller’s grains is the greater of 3% of the FOB plant price for the wet distiller’s grains or a per-ton fee of $1.00 for the wet distiller’s grains.

Liquidity and Capital Resources, page 53

4. Lincolnway Energy will comply with this comment in future filings as requested in the Comment Letter, including considering whether a discussion of days sales outstanding ratio and inventory turnover ratio is appropriate under Lincolnway Energy's facts and circumstances and would be helpful to readers.

5. Lincolnway Energy will comply with this comment in future filings as requested in the Comment Letter.

Report of Independent Registered Public Accounting Firm, page 1

6. Lincolnway Energy will comply with this comment in future filings as requested in the Comment Letter.

Statements of Cash Flows, page 6

7. Lincolnway Energy determined its increase in Accounts Payable was $718,849 for the fiscal year ended September 30, 2007, as presented in the statement of cash flows, by netting construction payables from the accounts payable balances. You will note the balances of construction payables netted in the supplemental disclosures of noncash operating and financing activities at the bottom of the statement of cash flows. In future filings, if this situation materially effects cash flow from operations, we will expand our discussion in management’s discussion and analysis.

March 13, 2008

Principal Products

8. Lincolnway Energy will comply with this comment in the footnotes to its financial statements in future filings as requested in the Comment Letter.

Note 10. Contingency, page 17

9. Lincolnway Energy will comply with this comment in future filings as requested by the Comment Letter.

10. Lincolnway Energy determined that the amount of any negotiated settlement cannot be predicted at this time because (i) the proceedings are at the initial stage, in that the Iowa Attorney General's office has not yet communicated with Lincolnway Energy about the their assessment of the proceedings or possible penalties and discovery has not begun, (ii) additional tests are being conducted and additional factual information is being developed which will be relevant to any penalty determination, and (iii) the range of possible settlements range from a nominal amount to a larger amount which can not be determined at this time.

We considered the guidance in FIN 14 when assessing whether an amount should be accrued for this contingency and determined that there was no amount that is a better estimate than another and that the minimum amount in the range was a nominal amount and so no amounts were accrued.

11. Lincolnway Energy will comply with this comment in future filings as requested by the Comment Letter.

Form 10-Q For the Quarterly Period Ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

12.
Lincolnway Energy reached its conclusion that Lincolnway Energy would fund its operations during the next 12 months using cash flow from continuing operations based upon its current forecast that Lincolnway Energy will be profitable for the next 12 months. The loss of $550,238 for the quarter ending December 31, 2007 was primarily impacted by a loss on ethanol derivative instruments for the quarter of $2.0 million. As ethanol prices fluctuate, the value of Lincolnway Energy’s ethanol-related derivatives are impacted, which effects Lincolnway Energy’s financial performance. The loss incurred will be offset by future increases in ethanol revenue due to higher selling prices. We will enhance our disclosures if quarterly results do not support reliance on cash flows from operations for future funding.

March 13, 2008

Results of Operations, page 18

13.	Lincolnway Energy will not include EBIDA information with its other financial data in future filings.

As requested in the Comment Letter, Lincolnway Energy hereby acknowledges that:

•	Lincolnway Energy is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•
Securities and Exchange Commission staff comments or changes to disclosure in response to Securities and Exchange Commission staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings referenced in this letter; and

•
Lincolnway Energy may not assert Securities and Exchange Commission staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any further inquiries or questions regarding this submission to the undersigned at (515) 817-0160, fax number (515) 817-0496, or e-mail at ksupercynski@lincolnwayenergy.com. Thank you for your attention to this matter.

Lincolnway Energy, LLC

By: /s/ Kim Supercynski
Name: Kim Supercynski
Title: Chief Financial Officer